Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-110876

Prospectus

Horizon Medical Products, Inc.

831,789 Shares of Common Stock

        This prospectus relates to the public offering of 831,789 shares of our common stock by the selling shareholder identified in this prospectus. We will not receive any proceeds from the sale of these shares, and we have agreed to bear the expenses incurred in connection with the registration of these shares.

      The prices at which the selling shareholder may sell the shares will be determined by or based on the prevailing market price for the shares or in negotiated transactions. The selling shareholder also may sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

      The selling shareholder and any underwriters, agents or broker-dealers that participate with the selling shareholder in the distribution of common stock registered hereunder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act.

      Our common stock is traded on the American Stock Exchange under the symbol “HMP.” On December 9, 2003, the last reported sale price of our common stock was $1.50 per share.

       The common stock offered involves a high degree of risk. See “Risk Factors” in this prospectus on page 3 for a discussion of some important risks you should consider before buying any shares of our common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 10, 2003.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which is referred to as the SEC, using a “shelf” registration process. Under this shelf process, the selling shareholder may sell up to an aggregate of 831,789 shares of our common stock in one or more offerings. You should read this prospectus and any applicable prospectus supplement provided to you together with the additional information described below under the heading “Where You Can Find More Information.”

BUSINESS

      Founded in 1990, Horizon Medical Products, Inc. (“HMP,” “we” or “us”) is a specialty medical device company focused on developing, manufacturing, marketing and distributing vascular access products, including implantable ports, hemodialysis catheters, central venous catheters, needle infusion sets, peripherally inserted central venous catheters and other accessories used in vascular medical procedures. We also market a line of acute and chronic dialysis catheters used for kidney failure patients.

      Vascular access ports are implantable devices used for the central venous administration of chemotherapy, antibiotics, blood samples and diagnostic tests. Central venous access facilitates a more systemic, long-term delivery of treatment agents, while mitigating certain harsh side effects of certain treatment protocols and eliminating the need for repeated access to peripheral veins. Once implanted in the body, a port can be utilized for up to approximately 2,000 accesses depending upon needle gauge size and the part size. Our vascular access ports are used primarily in systemic or regional short-and long-term cancer treatment protocols that require frequent infusions of highly concentrated or toxic medications (such as chemotherapy agents) and frequent blood samplings. Our lines of vascular access ports consist of the following families of products: (1) the Vortex® family of ports including Vortex®VTX®, LifePort®VTX® and Triumph™VTX®; (2) LifePort®; (3) Triumph-1®; (4) Infuse-a-Port®; and (5) TitanPort™.

      We also manufacture and market hemodialysis and apheresis catheters. Hemodialysis catheters are used to treat patients suffering from renal failure who are required to undergo short-term (acute) care or long-term (chronic) hemodialysis, a process involving the removal of waste products from the blood by passing a patient’s blood through a dialysis machine. Stem cell apheresis is a protocol for treating certain forms of mid- and late-stage cancers, particularly breast cancer. The typical apheresis procedure involves inserting a catheter into a patient through which (1) blood is withdrawn from the patient, cycled through an apheresis machine in which stem cells are removed from the blood and the blood is reinfused into the body, (2) high doses of chemotherapy agents, as well as antibiotics and blood products, are administered to the patient over extended periods of time, and (3) the previously removed stem cells are subsequently reintroduced into the patient. Our catheters include the following families of products: (1) Circle C® chronic and acute hemodialysis catheters, including the new LifeJet™ and LifeJet™ F-16 chronic hemodialysis catheters; (2) Pheres-Flow® triple lumen catheters; and (3) peripherally inserted central venous catheters, including the New Life Valve® Platinum catheter. We also sell the LifeGuardTM safety infusion needle, which is designed for use with vascular access ports.

Recent Developments

      In September 2003, we launched a new central venous catheter, the LifeValve® Platinum, and received clearance from the Food and Drug Administration (FDA) for our Vortex® MP port system which is designed for peripheral use.

      Our principal offices are located at P.O. Box 627, Manchester, Georgia 31816, and our telephone number is (706) 846-3126.

RISK FACTORS

      You should carefully consider the following risks and other information contained in this prospectus before deciding to invest in shares of our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company and your investment. If any of the following risks and uncertainties actually occur, our company’s business, financial condition and operating results could be materially and adversely affected, our stock price may decline and you may lose all or part of your investment.

Risks Related to Our Business

We can not assure you that our cash flow from operations and cash available from external financing will be sufficient to meet our future cash flow needs, in which case we would need to obtain additional financing.

      As of September 30, 2003, we had borrowing capacity of approximately $3.1 million under our revolving credit facility with LaSalle Business Credit, Inc. Such amount may increase or decrease depending upon the amount of our eligible accounts receivable and the amount of any borrowings under such facility. Any additional financing we undertake could involve issuances of debt or issuances of equity securities which would be dilutive to our shareholders, and any debt facilities could contain covenants that may affect our operations, including our ability to make future acquisitions.

      Adequate additional funds, whether from the financial markets or from other sources, may not be available on a timely basis, on terms acceptable to us or at all. Insufficient funds may cause us difficulty in financing our accounts receivables and inventory and may result in delay or abandonment of some or all of our product development, licensing, marketing or research and development programs or opportunities, which could have a material adverse effect on our business, financial condition and operating results.

      Additionally, we are required to make periodic interest and principal payments on our outstanding indebtedness, including senior subordinated convertible notes issued in a recapitalization transaction in 2002 (interest only until July 16, 2005), which are referred to as the convertible notes, the LaSalle credit facility and a junior subordinated promissory note with Bank of America. The maturity date of these convertible notes is July 16, 2005. Failure to make any such required payments may result in an event of default and the acceleration of all outstanding indebtedness (approximately $17.7 million as of September 30, 2003).

Our inability to introduce new products to the marketplace could adversely impact our operating results.

      Although the vascular access product industry has not experienced rapid technological change historically, as our existing products become more mature, the importance of developing or acquiring, manufacturing and introducing new products that address the needs of our customers will increase. The development or acquisition of any such products will entail considerable time and expense, including acquisition costs, research and development costs, and the time and expense required to obtain necessary regulatory approvals, which approvals are not assured, and any of which could adversely affect our business, results of operations or financial condition. We can not assure you that such development activities will yield products that can be commercialized profitably or that any product acquisition can be consummated on commercially reasonable terms or at all. Historically, we have developed products internally, through third parties or through acquisitions. Our inability to develop or acquire new products to supplement existing product lines could have an adverse impact on our ability to fully execute our business strategy and further develop our operations.

We have limited manufacturing experience and can not assure you that we will successfully develop and manufacture products that are integral to our business.

      Our success will depend in part on our ability to manufacture products in compliance with international and domestic standards such as ISO 9001, the FDA’s Good Manufacturing Practices, or

GMP, regulations and other applicable licensing and regulatory requirements in sufficient quantities and on a timely basis, while maintaining product quality and acceptable manufacturing costs. We historically have outsourced the manufacturing of most product lines to third parties while remaining responsible for that work but, since 1998 and in subsequent years, have transitioned manufacturing to our Manchester, Georgia facility. In the fourth quarter of 1996, we transitioned the manufacturing of the Circle C® and Pheres-Flow® specialty catheter product lines into the Manchester facility.

      During 1998, we transitioned the manufacturing of our LifePort,® Infuse-a-Port® and Infuse-a-Cath® product lines to the Manchester facility from a facility in Norwood, Massachusetts. During 1999, we transitioned the manufacturing of the Vortex® port, TitanPort™ and OmegaPort® product lines to the Manchester facility from Norfolk Medical. In 2001 and 2002, we transitioned the manufacturing of the Triumph-1® port line to the Manchester facility from Act Medical as well as its infusion sets which had previously been manufactured by a third party. We have undergone and expect to continue to undergo regular GMP inspections in connection with product manufacturing at our facilities. Our success will depend, among other things, on our ability to efficiently manufacture different products and to integrate newly developed products with existing products. Our failure to successfully commence the manufacturing of new products, to maintain or increase production volumes of new or existing products in a timely or cost-effective manner or to maintain compliance with ISO 9001, the CE Mark requirements, GMP regulations or other applicable licensing or regulatory requirements could have a material adverse effect on our business, financial condition and operating results.

We must maintain our current third party manufacturing relationships, and be able to successfully establish new relationships, in order for our business to be successful.

      While we believe we have a good relationship with each third party that manufactures certain product components, we can not assure you that such relationships will not deteriorate in the future. Deterioration in these manufacturing relationships could cause us to experience interruptions in our manufacturing and delivery processes and have a material adverse impact on our business, financial condition and operating results. Furthermore, when arrangements with these third parties expire, we will have to make other manufacturing arrangements or manufacture products and parts at our facilities. The failure to effectively plan for the expiration of these agreements also could result in interruption of the manufacturing and delivery processes for these products and have a material adverse impact on our business, financial condition and operating results.

We rely on third party suppliers, the loss of which may interrupt our operations.

      We purchase raw materials and components for use in manufacturing our products from many different suppliers. We can not assure you that we will be able to maintain our existing supplier relationships or secure additional suppliers as needed. The loss of a major supplier, the deterioration of our relationship with a major supplier, changes by a major supplier in the specifications of components used in its products, or our failure to establish good relationships with major new suppliers could have a material adverse effect on our business, financial condition and operating results.

We may fail to adequately protect our intellectual property and proprietary rights.

      We believe that our competitive position and success has depended, in part, on and will continue to depend on our ability to obtain, and the ability of our licensors to obtain patent protection for our products, to defend patents once obtained, to preserve our trade secrets and to operate without infringing upon patents and proprietary rights held by third parties, both in the United States and in foreign countries. Our policy is to protect our proprietary position by, among other methods, filing United States and foreign patent applications relating to technology, inventions and improvements that are important to the development of our business. We own numerous United States and foreign patents and patent applications. We also are a party to license agreements with third parties pursuant to which we have obtained, for varying terms, the right to develop, make, use and/or sell products that are covered under such license agreements in consideration for royalty payments. Some of our products are subject to such license agreements. We can not assure you that we or our licensors have or will develop or obtain additional rights to products or processes that are patentable, that patents will issue from any of the pending patent applications filed by us or by our licensors, or that claims allowed will be sufficient to protect any technology that is licensed to us. In addition, we can not assure you that any patents issued or licensed to us or other licensing arrangements will not be challenged, invalidated, infringed or circumvented or that the rights granted thereunder will provide competitive advantages for our business or products. In such event, our business, financial condition, and operating results could be materially adversely affected.

Asserting, defending and maintaining our patent rights could be difficult and costly and failure to do so may diminish our ability to compete effectively and may harm our operating results.

      A number of medical device companies, physicians and others have filed patent applications or received patents to technologies that are similar to technologies that we own or license. We cannot assure you that we are aware of all patents or patent applications that may materially affect our ability to make, use or sell our products. United States patent applications are confidential while pending in the United States Patent and Trademark Office (unless a foreign patent application related to the United States patent application is also filed, in which event the United States patent application is published 18 months after the earliest priority date), and patent applications filed in foreign countries are often first published six or more months after filing. Any conflicts resulting from third-party patent applications and patents could significantly reduce the coverage of the patents that we own or license and limit our ability or our licensors’ ability to obtain meaningful patent protection. If patents are issued to other companies that contain competitive or conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We cannot assure you that we would not be delayed or prevented from pursuing the development or commercialization of our products, which could have a material adverse effect on our operating results.

      There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Although we have not been a party to any material litigation to enforce any intellectual property rights held by us, or a party to any material litigation seeking to enforce any rights alleged to be held by others, future litigation may be necessary to protect patents, trade secrets, copyrights or “know-how” or to defend against claimed infringement of the rights of others and to determine the scope and validity of certain proprietary rights. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any such litigation could result in substantial cost to and diversion of effort by us. Adverse determinations in any such litigation could subject us to significant liabilities to third parties, could require us to seek licenses from third parties and could prevent us from developing, manufacturing, selling or using certain of our products, any of which could have a material adverse effect on our business, financial condition and operating results.

We rely in part on confidentiality agreements to protect our proprietary technologies, and we can not assure you that these agreements will be effective.

      We rely on trade secrets and proprietary technology that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. We can not assure you that these agreements will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets.

We rely on trademarks and trade names, and the loss of one or any of these marks or names could materially harm our business.

      We rely upon trademarks and trade names to develop and protect brand loyalty and associated goodwill in connection with our products. Our policy is to protect trademarks, trade names and associated goodwill by, among other methods, filing United States and foreign trademark applications relating to our products and business. We own numerous United States and foreign trademark registrations and applications. We also rely upon trademarks and trade names for which we do not have pending trademark applications or existing registrations, but in which we have substantial trademark rights. Our registered and unregistered trademark rights relate to the majority of our products. We cannot assure you that any of our registered or unregistered trademarks or trade names will not be challenged, canceled, infringed, circumvented, or be declared generic or infringing of other third-party marks or provide any competitive advantage to us.

We potentially are subject to product liability claims resulting from the operation of our business and may incur losses associated with such claims.

      Because our products are intended to be used in healthcare settings on patients who are physiologically unstable and may be seriously or critically ill, our business exposes us to potential product liability risks which are inherent in the medical device industry. In addition, many of our medical devices are designed to be implanted in the human body for extended periods of time. Component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks with respect to our products could result in injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims and/or a recall of, safety alert relating to, or other FDA or private civil action affecting one or more of our products or responsible officials. We maintain product liability insurance coverage in amounts deemed sufficient for our business. However, we can not assure you that such coverage will be available to satisfy all claims made against us or that we will be able to obtain insurance in the future at satisfactory rates or in adequate amounts. Product liability claims or product recalls in the future, regardless of their ultimate outcome, could result in costly litigation and could have a material adverse effect on our business, financial condition and operating results.

Our executive officers and directors, together with parties to the Recapitalization, will have the ability to exercise control over us.

      As of the date of this prospectus, based on a review of SEC filings, ComVest Venture Partners, L.P., and affiliated entities thereof, collectively own approximately 28.1% of our outstanding common stock. Additionally, the holders of the convertible notes have collectively converted their convertible notes into approximately 62.2% of our outstanding common stock (as a percentage of our common stock outstanding on November 12, 2003). Further, Medtronic has converted its convertible notes into 7.2 million shares of our common stock (representing 16.6% of our common stock). Mr. Hunt, the selling shareholder, beneficially owns approximately 13.9% of our outstanding common stock as of November 12, 2003. If certain of ComVest, Medtronic, certain holders of our convertible notes and/or Mr. Hunt were to act together, they would have the power to elect all of the members of our board of directors, amend our Restated and Amended Articles of Incorporation and our bylaws, and effect or preclude fundamental corporate transactions involving us, including the acceptance or rejection of proposals relating to a merger or the acquisition of our company by another entity. In addition, until the convertible notes are paid in full, the holders thereof have the right to approve a sale, merger or consolidation of our company. Pursuant to an Amended and Restated Securityholders Agreement between ComVest Venture Partners, L.P., Medtronic, Inc., the selling shareholder and us, referred to as the Securityholders Agreement, ComVest and Medtronic currently have the power to designate five of our seven directors. Accordingly, these shareholders are able to exert significant influence over us.

Our sales are concentrated among a small number of significant customers, the loss of any of which may have a material adverse effect on our operating results.

      Our net sales to our three largest customers accounted for 15%, 19% and 15% of total sales (excluding discontinued operations of the Stepic distribution segment, which was sold in September 2002) during fiscal 2000, 2001 and 2002, respectively. The loss of, or significant curtailments of purchases by, any of our significant customers could have a material adverse effect on our business, results of operations and financial condition.

We depend upon key personnel, the loss of any of which could materially adversely affect our business.

      Our success substantially depends on the performance, contributions and expertise of our executive officers and key employees. Our recent success has been significantly dependent on the contributions of Marshall B. Hunt, our Chairman and Chief Executive Officer, and Robert J. Wenzel, our President and Chief Operating Officer, each of whom is party to an employment agreement with us. The employment agreements for Mr. Hunt and Mr. Wenzel expire on January 31, 2006 and October 31, 2005, respectively. We do not maintain key man life insurance on either Mr. Hunt or Mr. Wenzel. We also depend on our ability to attract, retain and generally motivate additional personnel. The loss of the services of any of our executive officers or other key employees or our inability to attract, retain or motivate the necessary personnel could have a material adverse effect on our business, financial condition and operating results.

We are subject to changes in the regulatory and economic environment in the healthcare industry which could adversely affect our business.

      The healthcare industry in the United States continues to experience change. In recent years, the United States Congress and state legislatures have introduced and debated various healthcare reform proposals. Federal, state and local government representatives will, in all likelihood, continue to review and assess alternative healthcare delivery systems and payment methodologies, and ongoing public debate of these issues can be expected. Cost containment initiatives, market pressures and proposed changes in applicable laws and regulations may have a dramatic effect on pricing or potential demand for medical devices, the relative costs associated with doing business and the amount of reimbursement by both government and third-party payors to persons providing medical services. In particular, the healthcare industry is experiencing market-driven reforms from forces within the industry that are exerting pressure on healthcare companies to reduce healthcare costs. Managed care and other healthcare provider organizations have grown substantially in terms of the percentage of the population in the United States that receives medical benefits through such organizations and in terms of the influence and control that they are able to exert over an increasingly large portion of the healthcare industry. Managed care organizations are continuing to consolidate and grow, increasing the ability of these organizations to influence the practices and pricing involved in the purchase of medical devices, including certain of our products, which is expected to exert downward pressure on product margins. Both short-and long-term cost containment pressures, as well as the possibility of continued regulatory reform, may have an adverse impact on our business, financial condition and operating results.

We are subject to government regulation in the United States and abroad which can be time consuming and costly to our business.

      Our products and operations are subject to extensive regulation by numerous governmental authorities, including, but not limited to, the FDA and state and foreign governmental authorities. In particular, we must obtain specific clearance or approval from the FDA before we can market new products or certain modified products in the United States. The FDA administers the Food, Drug and Cosmetics Act (the “FDC Act”). Under the FDC Act, most medical devices must receive FDA clearance through the Section 510(k) notification process (“510(k)”) or the more lengthy premarket approval (“PMA”) process before they can be sold in the United States. To obtain 510(k) marketing clearance, a company must show that a new product is “substantially equivalent” in terms of safety and effectiveness to a product already legally marketed and which does not require a PMA. Therefore, it is not always necessary to prove the actual safety and effectiveness of the new product in order to obtain 510(k) clearance for such product. To obtain a PMA, we must submit extensive data, including clinical trial data, to prove the safety, effectiveness and clinical utility of our products. The process of obtaining such clearances or approvals can be time-consuming and expensive, and there can be no assurance that all clearances or approvals sought by us will be granted or that FDA review will not involve delays adversely affecting the marketing and sale of our products. FDA’s quality system regulations also require companies to adhere to certain good manufacturing practices requirements, which include testing, quality control, storage, and documentation procedures. Compliance with applicable regulatory requirements is monitored through periodic site inspections by the FDA. In addition, we are required to comply with FDA requirements for labeling and promotion. The Federal Trade Commission also regulates most device advertising.

      In addition, international regulatory bodies often establish varying regulations governing product testing and licensing standards, manufacturing compliance, such as compliance with ISO 9001 standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements and pricing and reimbursement levels. Our inability or failure to comply with the varying regulations or the imposition of new regulations could restrict our ability to sell our products internationally and thereby adversely affect our business, financial condition and operating results.

      Failure to comply with applicable federal, state or foreign laws or regulations could subject us to enforcement actions, including, but not limited to, product seizures, injunctions, recalls, possible withdrawal of product clearances, civil penalties and criminal prosecutions, any one or more of which could have a material adverse effect on our business, financial condition and operating results. Federal, state and foreign laws and regulations regarding the manufacture and sale of medical devices are subject to future changes, as are administrative interpretations of regulatory requirements. We can not assure you that such changes will not have a material adverse effect on our business, financial condition and operating results. From time to time, we have received Form FDA-483s and Warning Letters from the FDA regarding compliance with FDA regulations. On September 4, 2002, at the conclusion of the FDA’s inspection of our facility in Manchester, Georgia, we received a Form FDA-483 letter specifying five items. We subsequently responded to such observations and have worked with the FDA to resolve these observations. We can not assure you that we will not receive additional Form FDA-483s or Warning Letters in the future or that we will be able to reach an acceptable resolution of the issues raised in such letters.

Our operations are subject to the regulations imposed by the Anti-Kickback Statute.

      Our operations are subject to the rules and regulations imposed by the Anti-Kickback Statute. The Anti-Kickback Statute has been interpreted broadly by some courts, the Office of Inspector General within the Department of Health and Human Services, and administrative bodies. A violation of the Anti-Kickback Statute is a felony, punishable by fine, imprisonment or exclusion from the Medicare and Medicaid or other applicable federal healthcare programs. Despite the fact that there exist certain safe-harbors from governmental investigation under the Anti-Kickback Statute, practices that do not fall within a safe harbor may be subject to challenge by the Department of Health and Human Services and a violation of the Anti-Kickback Statute may occur even if only one purpose of a payment arrangement is to induce referrals or purchases reimbursable by a federal health care program. We can not assure you that we will not be subject to any such litigation or additional investigation in the future, which could be time-consuming and costly, and could divert management’s attention from operating our business, each or any outcome of which could have a material adverse effect upon our business, financial condition and operating results.

Our business depends upon reimbursement from government programs, such as Medicare and Medicaid, and we may face limitations on such third-party reimbursement, which could harm our operating results.

      In the United States, our products are purchased primarily by hospitals and medical clinics, which then bill various third-party payors, such as Medicare, Medicaid and other government programs and private insurance plans, for the healthcare services provided to patients. Government agencies, private insurers and other payors determine whether to provide coverage for a particular procedure and reimburse hospitals for medical treatment at a fixed rate based on the diagnosis-related group, or DRG, established by the United States Centers for Medicare and Medicaid Services, or CMS. The fixed rate of reimbursement is based on the procedure performed and is unrelated to the specific devices used in that procedure. If a procedure is not covered by a DRG, payors may deny reimbursement. In addition, third-party payors may deny reimbursement if they determine that the device used in a treatment was unnecessary, inappropriate or not cost-effective, experimental or used for a non-approved indication.

      Reimbursement of procedures implanting our vascular access ports and catheter products is currently covered under a DRG. We can not assure you that reimbursement for such implantation will continue to be available, or that future reimbursement policies of third-party payors will not adversely affect our ability to sell our products on a profitable basis. Failure by hospitals and other users of our products to obtain reimbursement from third-party payors, or changes in government and private third-party payors’ policies toward reimbursement for procedures employing our products, would have a material adverse effect on our business, financial condition and operating results.

We are subject to intense competition which could harm our business.

      The medical device industry is highly competitive and fragmented. We currently compete with many companies in the development, manufacturing and marketing of vascular access ports, dialysis and apheresis catheters and related ancillary products. Some of these competitors have substantially greater capital resources, management resources, research and development staffs, sales and marketing organizations and experience in the medical devices industry than us. These competitors may succeed in marketing their products more effectively, pricing their products more competitively, or developing technologies and products that are more effective than those sold or produced by us or that would render some of our products noncompetitive.

Our business will be harmed if demand for our products declines due to a sustained economic downturn.

      Sales of our products may be adversely impacted by deterioration in the general economic conditions in the markets in which our products are sold. Likewise, a deterioration in general economic conditions could cause our customers and/or third-party payors to choose cheaper methods of treatment that do not utilize our products. A decline in our sales attributable to these factors could have a material adverse effect on our business, financial condition and operating results.

We have implemented anti-takeover provisions that could prevent a change in control that could be beneficial to our shareholders.

      Certain provisions of our articles of incorporation and bylaws may delay or prevent a takeover attempt that a shareholder might consider in its best interest. Among other things, these provisions:

•	establish certain advance notice procedures for shareholder proposals to be considered at shareholders’ meetings;

•	provide that only our board of directors or shareholders owning 70% or more of our outstanding common stock may call special meetings of the shareholders; and

•	establish supermajority voting requirements with respect to the amendment of certain provisions of our articles of incorporation and bylaws.

      In addition, our board of directors can authorize and issue shares of preferred stock, no par value, issuable in one or more series, with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. The terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of all or substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of such stock. Furthermore, certain provisions of the Georgia Business Corporation Code may have the effect of delaying or preventing a change in control.

Risks Related to this Offering

Our quarterly operating results may fluctuate, our common stock price may be volatile, and you could lose all or part of your investment.

      Our revenues and operating results may vary significantly from quarter to quarter depending upon a number of factors which are outside of our control, such as:

•	customer purchasing patterns for our products and services;

•	costs of developing new products and services;

•	the timing of our release of new products and services to the marketplace;

•	the addition or loss of significant customers;

•	costs related to acquisitions of compatible businesses or technology; and

•	general economic conditions, as well as those specific to the healthcare market and related industries.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at prices, or in the amounts, desired. As a result, you could lose all or a portion of your investment in our common stock.

If we can not meet the American Stock Exchange maintenance rules and other requirements, the American Stock Exchange may delist our common stock, which could negatively affect the price of our common stock and your ability to sell the common stock.

      In the future, we may not be able to meet the maintenance rules and requirements of the American Stock Exchange. The maintenance rules of the American Stock Exchange specify that the exchange may initiate the delisting of an issuer’s stock if, among other things, the issuer has sustained losses from continuing operations and/or net losses in its five most recent fiscal years, or, if the issuer has sustained losses for three of its past four fiscal years and shareholders’ equity is less than $4.0 million, or, if the issuer has sustained losses for two of its past three fiscal years and shareholders’ equity is less than $2.0 million. If we were no longer in compliance with the American Stock Exchange rules and were unable to receive a waiver or achieve compliance, and if our common stock were delisted from the American Stock Exchange, you may find it more difficult to sell your common stock. This lack of liquidity also may make it more difficult for us to raise capital in the future.

If the American Stock Exchange delists our common stock, compliance with the penny stock regulations which would result could make it more difficult to sell your common stock.

      In the event that our securities are not listed on the American Stock Exchange, trading of the common stock would be conducted in the “pink sheets” or through the National Association of Securities Dealers’ Electronic Bulletin Board and covered by Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

      The SEC adopted regulations that generally define a penny stock as any equity security that has a market price of less than $5.00 per share. However, our common stock will not constitute penny stock if our common stock is quoted on the American Stock Exchange. If in the future our common stock falls within the definition of penny stock, these regulations would require the delivery, prior to any transaction involving our common stock, of a disclosure schedule explaining the penny stock market and the risks associated with it. Furthermore, the ability of broker/dealers and holders to sell the common stock would be limited. As a result, the market liquidity for the common stock would be severely and adversely affected. We can not assure you that trading in our securities will not be subject to these or other regulations in the future which would negatively affect the market for our common stock.

FORWARD-LOOKING STATEMENTS

      Certain statements made or incorporated by reference in this prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. When used or incorporated by reference in this prospectus, the words “believes,” “expects,” “estimates” and similar expressions are intended to identify forward-looking statements. Statements regarding future events and developments and our future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. All forward-looking statements are subject to certain risks and uncertainties that could cause actual events to differ materially from those projected. The risks and uncertainties which could affect our financial condition or results of operations include, without limitation:

•	delays or cancellations of customer orders;

•	changes in product demand;

•	economic conditions;

•	various inventory risks due to changes in market conditions;

•	uncertainties relating to the development and ownership of intellectual property;

•	uncertainties relating to our ability and the ability of other companies to enforce their intellectual property rights;

•	the pricing and availability of equipment, materials and inventories;

•	failure to effectively manage growth;

•	delays in testing and introductions of new products;

•	rapid technology changes;

•	the highly competitive environment in which we operate; and

•	the entry of new well-capitalized competitors into our markets.

      Our forward looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholder. The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling shareholder.

SELLING SHAREHOLDER

      We are registering all 831,789 shares offered by this prospectus on behalf of the selling shareholder, Marshall B. Hunt, our Chairman and Chief Executive Officer. We have registered the shares to permit the selling shareholder to resell the shares when he deems appropriate.

      The selling shareholder originally acquired the shares offered by this prospectus in April 1998 through a purchase of 9,000 shares from Roy C. Mallady, Jr. Mr. Mallady is a former Vice Chairman of our Board of Directors. Following the selling shareholder’s purchase from Mr. Mallady, we effected a forward stock split in April 1998 in a ratio of approximately 92.42-to-one. As a result of the stock split, the shares purchased from Mr. Mallady totaled the 831,789 shares offered by this prospectus. The shares offered hereby will not be restricted in any manner, other than pursuant to the loan and pledge agreement discussed below.

      In connection with the purchase of shares from Mr. Mallady, the selling shareholder entered into a loan and pledge agreement, which is referred to as the agreement, with Tapir Investments (Bahamas) Ltd., dated as of April 9, 1998 and as amended on April 30, 1999. Under the terms of the agreement, Tapir loaned the selling shareholder $6,516,000 for the exclusive purpose of purchasing the 9,000 shares from Mr. Mallady. A promissory note in such principal amount was delivered by the selling shareholder. The agreement pledges the shares being offered by the selling shareholder in this prospectus and any dividends, interest, distributions, cash or other property in respect of, in exchange for, or upon conversion of any of the shares, as collateral to ensure that the selling shareholder will fulfill his obligations under the agreement.

      The obligations of the selling shareholder under the agreement consist primarily of the responsibility to make punctual payments of all amounts outstanding under the agreement. The agreement generally provides that Tapir shall possess all of the rights and remedies, with respect to the pledged shares, of a secured party as provided under the Uniform Commercial Code as in effect in the State of Georgia, including the right to liquidate the pledged shares should the selling shareholder either become insolvent or fail to make payments as they become due. We have been informed that Tapir has transferred its rights under the agreement and the promissory note to Chepstow Limited which is referred to as Chepstow, and Chepstow currently has all rights of Tapir under the agreement. In May 2002, Chepstow obtained a judgment against the selling shareholder for all sums owed under the promissory note.

      The selling shareholder will sell his shares offered by this prospectus subject to the pledge in the agreement and to the judgment held by Chepstow. It is intended that the purchaser or purchasers of the shares in this offering will pay the purchase price for the shares directly to Chepstow, and Chepstow will release the shares sold from the pledge and the judgment.

      The following table sets forth the name of the selling shareholder, the number of shares of our common stock beneficially owned by the selling shareholder as of November 12, 2003, the number of shares that may be offered under this prospectus, and the number of shares of our common stock beneficially owned by the selling shareholder after this offering is completed. We have prepared this table based on information provided to us by the selling shareholder. The number of shares in the column “Number of Shares Being Offered” represent all of the shares that the selling shareholder may offer under this prospectus. We do not know how long the selling shareholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholder regarding the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling shareholder.

	Shares Beneficially			Shares Beneficially
	Owned(1)			Owned(1)
	Prior to Offering(2)		Number of	After Offering(4)
Shares Being
Name of Selling Shareholder	Number	Percent	Offered(3)	Number	Percent

Marshall B. Hunt	6,371,198	13.9%	831,789	5,539,409	12.3%

(1)	Under the rules of the Securities and Exchange Commission, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has the right to acquire within sixty (60) days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Percentage ownership is based on 43,409,076 shares of our common stock outstanding on November 12, 2003, and is calculated pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(3)	This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(4)	Assumes the sale of all shares offered hereby and no other purchases or sales of our common stock.

PLAN OF DISTRIBUTION

      The selling shareholder may sell the shares on the American Stock Exchange, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholder may sell shares through:

•	a block trade in which a broker-dealer may resell a part of the block, as principal, in order to facilitate the transaction;

•	direct sales to one or more purchasers, in block trades or otherwise;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

      When selling the shares, the selling shareholder may enter into one or more, or a combination of, hedging transactions with financial institutions (the “counterparties”), in which it:

•	enters into transactions involving short sales of the shares by counterparties;

•	sells the shares short itself and redelivers such shares to close out its short positions;

•	enters into option, forward or other types of transactions that require the selling shareholder to deliver the shares to a counterparty, who may resell or transfer the shares under this prospectus; or

•	loan or pledge the shares to a counterparty, who may sell or transfer such shares.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholder for their services. A broker-dealer engaged by the selling shareholder may allow other broker-dealers to participate in resales. The selling shareholder and any broker-dealers involved in the sale or resale of the shares may qualify as “underwriters” within the meaning of the Section 2(11) of the Securities Act of 1933, as amended, referred to as of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. The selling shareholder will be subject to the prospectus delivery requirements of the Securities Act.

      In addition to selling the shares under this prospectus, the selling shareholder may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the shares, including liabilities arising under the Securities Act; or

•	transfer its shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer.

      The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or they are exempt from the registration or qualification requirements.

      Any person participating in the distribution of the shares of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any shares of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to shares of our common stock. These restrictions may affect the marketability of shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

      We will file a supplement to this prospectus, to the extent required, pursuant to Rule 424(b) under the Securities Act upon being notified by the selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution of a purchase by a broker or dealer. Such supplement will disclose:

•	the name of the selling shareholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

      If underwriters are used in a sale, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares will be named in the supplement to this prospectus relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement.

      Upon sale under the registration statement that includes this prospectus, the shares of our common stock registered by the registration statement will be freely tradable in the hands of persons other than our affiliates.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC public reference room located at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference room. Our SEC filings also are available to the public on the SEC’s website at http://www.sec.gov. Information contained on the SEC’s website is expressly not incorporated by reference into this prospectus.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will automatically update and supersede information in this prospectus and in our other SEC filings. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

2. Our Quarterly Reports on Form 10-Q (as amended) for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

3. Our Current Reports on Form 8-K, dated November 12, 2003 and December 2, 2003; and

4. The description of our common stock contained in the Registration Statement on Form 8-A dated April 14, 1998, including any amendment or report filed for the purpose of updating such description.

      The reports and other documents that we file after the date of this prospectus will update and supersede the information included in, or incorporated by reference into this prospectus.

      You may request a copy of these filings by writing or telephoning us at: Horizon Medical Products, Inc., P.O. Box 627, Manchester, Georgia 31816, Attention: Corporate Secretary, phone: (706) 846-3126. We will provide this information at no cost to you.

      You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling shareholder is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by King & Spalding LLP.

EXPERTS

      The consolidated financial statements and the related financial statement schedules as of December 31, 2002 incorporated in this prospectus and in the registration statement by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 have been audited by Grant Thornton LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph describing the Company’s sale of its distribution segment and the alleviation of substantial doubt about the Company’s ability to continue as a going concern) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

          No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock to which it relates, or an offer in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create an implication that the information contained herein is correct at any time after the date hereof.

831,789 Shares

Horizon Medical

Products, Inc.

Common Stock

PROSPECTUS

December 10, 2003